Exhibit 99.5

NNNNNNNNNNNN . + BNY Mellon Corporate Actions P.O. Box 43031 Providence,RI 02940-3031 NNNNNN Within USA, US territories & Canada 888 BNY ADRS Outside USA, US territories & Canada 201 680 6825 www.mybnymdr.com MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 CN12N345N678N90 NJ NT 12345678901234 Primary Subscription Rights SUBSCRIPTION PERIOD EXPIRES AT 5:00 P.M. (NYT), EASTERN TIME, ON December 12, 2016 (“Expiration Date”) IN ORDER TO EXERCISE YOUR RIGHTS, YOU MUST COMPLETE BOTH SIDES OF THE CARD. As the registered owner of the subscription rights, you are entitled to subscribe for the number of American Depositary Shares ("ADSs") representing common shares of Nabriva Therapeutics AG ("Nabriva AG") pursuant to the Subscription Right and upon the terms and conditions and at the Subscription Price for each ADS specified in the Prospectus Supplement relating thereto. Registered owners of subscription rights, will receive their new ADSs via an uncertificated ADS credit to their existing accounts. Direct Registration Statements for the new ADSs will be delivered as soon as practicable after the Expiration Date. THE SUBSCRIPTION RIGHTS ARE NON-TRANSFERABLE Payment must be in United States dollars, and only checks drawn on a bank located in the continental United States and made payable to The Bank of New York Mellon will be accepted. The registered owner of subscription rights, named above is entitled to the number of ADSs Rights shown below to subscribe for new ADSs representing common shares of Nabriva AG. Holders will receive 0.276 ADS rights for every ADS held as of the record date. One ADS right will allow holders to subscribe to one new ADS. The Subscription Form may not be transferred. Payment of $4.68 per new ADS must accompany the Subscription Form. Exercise Price To validly subscribe for new ADSs, holders of ADSs will need to pay to the ADS rights agent $4.68 for each new ADS he/she wishes to subscribe for, which represents 110% of the estimated ADS subscription price to account for currency conversion expenses, an ADS issuance fee of the depositary of $0.05 per new ADS and potential fluctuations in the exchange rate between the euro and the U.S. dollar. On or about December 13, 2016, the ADS rights agent will determine the actual U.S. dollar ADS subscription price by converting the euro subscription price into U.S. dollars at an exchange rate assigned by it on that date. If the actual U.S. dollar ADS subscription price (plus the ADS issuance fee and the currency conversion expense) is less than the estimated ADS subscription payment, the ADS rights agent will refund such excess amount to the subscribing ADS holder without interest. For a more complete description of the terms and conditions of this Rights Offering, please refer to the Nabriva AG’s Prospectus Supplement. Additional copies of the Prospectus Supplement are available upon request from the information agent, Georgeson, at 1-866-278-8941 (call toll-free) and email: Nabriva@georgeson.com. You are encouraged to contact Georgeson, if you have any questions concerning this Rights Offering. Holder ID 123456789 COY XXXX Class Subscription Rights Rights Qty Issued XXX.XXXXXX Rights Cert # 12345678 Signature of Owner and U.S. Person for Tax Certification Signature of Co-Owner (if more than one registered holder listed) Date (mm/dd/yyyy) + 1 2 3 4 5 6 7 8 02H0DG C L S X R T 2 C O Y C NNNNNNNNN NABRIVA THERAPEUTICS AG SUBSCRIPTION FORM FOR AMERICAN DEPOSITARY SHARES

. To subscribe for your new ADSs please complete line "A" on the card below. Payment of ADSs: Full payment for the new ADSs must accompany this subscription. FOR A MORE COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THIS RIGHTS OFFERING, PLEASE REFER TO THE NABRIVA AG’S PROSPECTUS SUPPLEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE. COPIES OF THE PROSPECTUS SUPPLEMENT ARE AVAILABLE UPON REQUEST FROM THE INFORMATION AGENT, GEORGESON, BY CALLING TOLL-FREE AT 1-866-278-8941. Please complete all applicable information and return to the Subscription Agent: (no. of Rights) (no. of new ADSs with fractional ADSs (Please sign and date front of form). SECTION 1: TO SUBSCRIBE: I hereby irrevocably subscribe for the number of ADSs indicated above hereon upon the terms and conditions specified in the Prospectus Supplement and incorporated by reference herein, receipt of which is acknowledged. I hereby agree that if I fail to pay in full for the new ADSs for which I have subscribed, BNY Mellon may exercise any of the remedies provided for herein or in the Prospectus Supplement. Special Transfer Instructions Signature Medallion Guarantee Special Mailing Instructions If you want your ADSs to be issued in another name, fill in this section with the information for the new count/Assignee. If you wish to transfer your ADSs, then your signature must be guaranteed by an Eligible Guarantor Institution, as that term is defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, which may include: (a) a commercial bank or trust company; (b) a member firm of a domestic stock exchange; or (c) a savings bank or credit union. Fill in ONLY if you want your ADS Direct Registration System Advice to be mailed to someone other than the registered holder or to the registered holder at an address other than that shown on the front of this Subscription Rights Form. Name (Please Print First, Middle & Last Name) Name (Please Print First, Middle & Last Name) Address (Number and Street) (Title of Officer Signing this Guarantee) Address (Number and Street) (City, State & Zip Code) (Name of Guarantor - Please Print) (City, State & Zip Code) (Tax Identification or Social Security Number) (Address of Guarantor Firm) The signature(s) on this Form must correspond with the name(s) of the registered holder(s) exactly as it appears on the face of the Subscription Rights Form without any alteration or change whatsoever. In the case of joint registered holders, each person must sign this Form in accordance with the foregoing. If you sign this Form in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other fiduciary or representative, you must indicate the capacity in which you are signing when you sign and, if requested by the Subscription Agent in its sole and absolute discretion, you must present to the Subscription Agent satisfactory evidence of your authority to sign in that capacity. Please complete all applicable information and return to the Subscription Agent at one of the addresses below. Overnight courier is recommended. By Mail: The Bank of New York Mellon Voluntary Corporate Actions Suite V P.O. Box 43031 Providence, RI 02940-3031 By Overnight Delivery: The Bank of New York Mellon Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021 For Assistance Please Contact: Georgeson US Toll Free Number for ADS Holders: 1-866-278-8941 PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY Exercise of Subscription Rights A.Exercise of Rights:= x $4.68 =$ rounded down to the nearest whole number) B.Total Amount Enclosed$ (Cost for Total Subscription ADSs payable in U.S. Dollars)